

McQueen Labs Inc.
2045 NW 1st Avenue,
Miami, Florida 33127
https://www.mcqmarkets.com/

In this annual report (the "Annual Report"), the terms McQueen, McQueen Labs, MCQ Markets, the Company, we, us and our refer McQueen Labs Inc. The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended March 31, 2025. A copy of this report may be found on the company's website at https://www.mcqmarkets.com/.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this Annual Report and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THIS ANNUAL REPORT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

THE COMPANY AND ITS BUSINESS

Overview

McQueen Labs Inc., d/b/a MCQ Markets, was formed as a Delaware corporation on June 21, 2023. The Company maintains a business address at 2045 NW 1st Avenue, Miami, Florida 33127.

McQueen Labs Inc., d/b/a MCQ Markets, specializes in the ownership and operation of businesses and assets within the luxury and collectible market segment. MCQ Markets is a technology platform and marketplace owned and operated by McQueen that offers fractional ownership of high-value assets, with an initial focus on luxury cars. MCQ Markets provides a streamlined and accessible pathway for individuals to invest in luxury assets. The platform is centered on leveraging technology to offer a curated selection of ownership opportunities across different categories starting with limited-production supercars, vintage cars, restored automobiles, and expanding into other asset classes over time. Our mission is to democratize access to high value alternative asset investment opportunities and enable a broad audience to participate in fractional ownership through our global marketplace platform.

MCQ Markets was launched on December 7, 2024, enabling users to invest in the primary issuance of units in collectible cars available on the platform. This is done through our wholly-owned subsidiary, McQueen Labs Series, LLC, a Delaware protected series limited liability company (the "Series LLC"), of which we are the manager, that has been formed to facilitate investment in collectible automobiles, works of art, and collectibles (the "Underlying Assets" and each an "Underlying Asset") that will be owned by either an individual series of the Series LLC or a wholly-owned subsidiary of the individual series. The Series LLC is offering Class A Units (the "Class A Units") representing Class A limited liability company interests of each of the series of the Series LLC and are offered pursuant to Regulation A of the Securities Act. Although the platform on which we offer the primary issuance of Class A Units has been launched, we are committed to continuing the development of the underlying technology to enhance user experiences and expand our offerings. We expect to expand the platform to encompass secondary trading of units previously issued on our platform, other alternative assets, including motorsports memorabilia and art, and associated activities ranging from community chat and news blogs to other services related to luxury asset collecting. We intend to integrate with the existing ATS platform provided by Rialto Markets LLC, the broker-dealer in the Series LLC Regulation A offering. Our goal is to finalize our secondary market in the third quarter of 2025. The development is being done primarily by the Company's development team with some input and assistance from Rialto regarding integration.

While this primary issuance platform is fully functional and offers all required features, we anticipate updates and upgrades will remain ongoing, and we currently rely on an unaffiliated, third-party company to provide an integrated solution which includes Know Your Client (KYC) services, a payment gateway, contract issuance technology, and integration with an escrow agent.

We recently set up a new subsidiary, McQueen Garage Inc., an Ontario, Canada corporation ("McQueen Garage"), which operates in the specialized market of exotic car trading, focusing on unlocking value from both new and used high-end vehicles. The core strategy is an asset-light model, achieved by leveraging a network of brokers who identify potential buyers and sellers of unique cars. This approach allows McQueen Garage to minimize overhead, as vehicles remain stored at the dealership where they are purchased, eliminating logistical complexities and associated risks. The business targets a fast turnover and profitability on every transaction.

The goal for McQueen Garage is scalability, aiming to increase transaction volume and hence profitability. This expansion will rely heavily on the efficiency of access to a broker network and the inherent advantages of an asset-light operational model. By avoiding the costs and risks associated with vehicle storage and transportation, McQueen Garage is poised to execute a high volume of transactions with limited capital expenditure, setting the stage for substantial growth within the exotic car market.

Our core business operations will be ownership and operation of the marketplace. As at McQueen's year ended March 31, 2025, McQueen was pre-revenue.

Customers and Revenue

McQueen aims to attract retail and institutional investors, high-net-worth individuals and family offices looking for diversified investment alternatives through the fractional ownership of luxury physical assets.

Customer groups, primarily, are expected to include the following:

- Car Enthusiasts: Passionate collectors and enthusiasts looking for investment opportunities in luxury or otherwise high-value vehicles;

- Luxury Asset Investors: Passionate collectors and enthusiasts looking for investment opportunities in luxury assets; and

- Alternative Asset Investors: A broad demographic of people looking for alternative investment opportunities beyond traditional stocks and bonds.

The Series LLC will create new series associated with a particular asset or assets, with each series selling its equity interests pursuant to an offering qualified with the SEC pursuant to Regulation A. The Company manages the process of selling equity interests in the series, representing a portion of the series ownership. For each of those assets, the Company will receive an acquisition fee of approximately 11% of the asset value associated with sourcing the asset and administering the Regulation A offering. In addition to this, the Company will be paid an additional approximately 1.5% per annum in Class A Units of the Series LLC for the maintenance of the assets and administration of the Series LLC. The Company may also charge fees for secondary trading on the platform as well as receive 20% of the profits generated on the eventual sale of the assets. The Company may also charge a fee or commission when the Company is able to complete the sale of assets without requiring facilitation from a third party that usually earns a commission. Rialto Markets LLC, a registered broker-dealer, is also engaged as a placement agent for the equity offerings by the Series LLC.

Notably, in the event that the securities offering by our affiliate is not successful, McQueen Labs will not generate revenues.

Marketing

MCQ Markets employs a multi-faceted approach to distributing and marketing our investment opportunities including:

- Digital Marketing (ie; emails, social media, newsletters, traditional SEO and dedicated search engine advertising, etc.)

- Brand Influencers

- Brand Ambassadors

- Events

- Podcasts

- Advertising in print media

Product Development

Our proprietary platform offers a seamless user experience, providing individuals, companies or trusts technology framework to invest in fractionalized shares of high-value assets, initially luxury cars. The platform includes streamlined registration and onboarding through web forms and single sign-on via Google login.

Registration is essential for potential investors to subscribe for investments. Our platform allows potential investors to view detailed asset data, graphs, links, images, and past performance metrics, enabling informed investment decisions. Upon successful completion of the registration, investors will be able to acquire interests in an offered series of the Series LLC, subject to Know Your Client (KYC), Know Your Business (KYB), sanctions, and Anti-Money Laundering (AML) checks carried out by a third party specialist company.

Investors can view their investment portfolios, payment statuses, download share subscription agreements, and monitor the status of their investment commitments. They can also track any additional documents or information required for the KYC and KYB process.

As it stands, our primary issuance platform is integrated with Issuance, Inc., providing a robust backend dashboard for our Broker Dealer, Rialto Markets LLC, to manage investment commitments. Issuance, Inc. also facilitates direct escrow services through North Capital Inc., KYC services, and payment gateway integration with Stripe Inc. However, with the new version of our platform, we plan to remove our integration with Issuance, Inc targeting October 2025 and integrating directly with Stripe Inc, North Capital Inc, and a third party KYC/KYB specialist company.

The combination of these services enables us to efficiently manage payments, administer users and investments, and establish a compliance framework for processing investments and issuing shares online to retail and accredited investors.

Our blog serves as an educational hub, offering car reviews and past performance metrics while clearly stating that these are not indicative of future results. It also functions as a communication channel for press releases and announcements, all supported and linked through our social media channels.

Furthermore, our platform allows us to create non-fungible tokens of the cars, providing investors with access to these digital assets on their profiles.

All technological features are developed in-house under the supervision of our Head of Technology. Additionally, our team includes a Lead Developer, five Developers and two Technicians. Additional team members will be added to the development team as required.

All trade operations will be conducted through trading facilities maintained by a FINRA licensed broker-dealer.

The MCQ Markets platform was launched on December 7, 2024. We have qualified five cars for listing on the platform to date, and are continually in the process of developing a pipeline of new cars to be offered on the platform.

Milestones Reached and Rollout Plan

We have not yet completed the technology development of the platform, launched the marketplace, reached profitability, or generated any revenue at all. Our anticipated timeline for milestones along this pathway is below:

- Series LLC Regulation A offering qualified by the SEC – October, 2024
- Launch of MCQ Markets platform and first sales in the Series LLC Regulation A offering – December, 2024
- Launch of McQueen Garage - May, 2025
- Completion of first Series LLC Regulation A offering associated with an asset – July, 2025

- Contracted for sale of first car associated with first Series LLC Regulation A offering – July, 2025

Employees

As of the date of this filing, there are currently 12 members of the Company's team, including three part-time independent contractors and nine full-time independent contractor.

Regulation

The Company is currently unaware of any local, state, or federal regulations it must comply with related to its business. The Series LLC will be subject to SEC regulations associated with Regulation A, which requires review of the Form 1-A offering statement prior to qualification, and sales of securities representing the fractional ownership of the underlying assets.

Intellectual Property

The Company was granted the trademark to "MCQ Markets," as Standard Characters, on June 10, 2025. The Company has also filed a trademark application for "Mushman 59," as Standard Characters, with the US. Patent and Trademark Office on September 10, 2024, which is still pending. The Company considers its core underlying intellectual property to be the MCQ Markets platform.

Competition

There is a mix of traditional institutions and new platforms aiming to attract investors we are targeting. We are differentiated through our niche focus and tailored approach on luxury automobiles, leveraging our proprietary platform to offer fractional ownership in a user-friendly, accessible format.

Key Competitors include:

- Masterworks, LLC: A platform for specializing in fractional ownership of fine art, targeting investors interested in diversifying into the art market.
- RSE Markets Inc. (d/b/a Rally Rd.): Offers fractionalized investments across a broad range of collectibles, including cars, sports memorabilia, fine wine, and other luxury items.
- Traditional Marketplaces: Established players such as RM Sotheby's, a collector car auction company, and Hagerty Marketplace dominate the car auction market but do not provide fractional ownership solutions, limiting accessibility for retail investors.

We believe our key competitive advantages are as follows:
- the flexibility designed within the structure for fractionalization, allowing the previous owners to maintain a small to large percentage of the assets, while just selling part of it on the Company's marketplace;
- the initial focus on selling of collector cars;
- the design and implementation of a secondary trading platform allowing the potential for people to choose to exit their investments when they would like; and
- the ability to fractionalize less than 100% of an asset such that prior owner can maintain an interest in the asset, which allows retail investors to invest alongside 'the best', who have been making these investments for years, but are seeking liquidity.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company leases office space at 2045 NW 1st Avenue, Miami, Florida 33127, which serves as a show room and head office.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our Company is brand new and has no operating history.
The Company was formed as a corporation in 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The Company does not yet have a product.
To date, the Company has developed the concept for its global marketplace for art and collector cars, but has not yet fully developed the underlying technology platform that will support that marketplace. The Company will require additional capital to reach that point in its development timeline, and even with additional funding, the Company may never achieve its aim of a fully functioning MCQ Markets global marketplace.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel, including Curtis Hopkins and Lachlan DeFrancesco. The Company currently does not have any employment agreements in place with these individuals. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit additional individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

We will be operating is a highly regulated industry.
The Company's anticipated core source of revenues will fees generated from the management of assets by affiliate companies. Those companies will only have the funds to pay those fees upon the completion of offers and sales of securities subject to the requirements of Regulation A of the Securities Act. Sales of securities is a highly regulated industry and requires the involvement of multiple stakeholders, such as broker-dealers and accountants. In the event that the costs associated with compliance with those regulations exceeds the cash available to comply, the Company's operations could be significantly limited.

The Company relies on third parties to develop its platform technology.
The Company has engagements in place with developers to build out the core technology that will be associated with the McQueen Labs platform. If those developers are unable to perform the work they have been engaged to do, or do not complete the work, we may have limited recourse against those developers, which could set the Company back in its planned timeline for roll-out of its product.

Any valuation at this stage is difficult to assess.
The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-

driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor has included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or material revenue.
We are a new company and have generated no revenue or profits. As such, it is difficult to determine how we will perform, as our core offering has yet launched or otherwise been made available to the general public.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering shares of Series D Convertible Preferred Stock in the amount of up to $750,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

We will be required to raise additional capital in order to develop our technology and scale our operations.
This Regulation Crowdfunding offering will provide us with capital to continue product development. We will need additional capital to scale our development and operations. We will not be able to continue operating if we cannot raise additional debt and/or equity financing. Further, any additional capital that we may raise may not be on terms favorable to the Company, or may be more favorable than those being provided to investors in this offering.

Competition in the collectibles industry from other business models may make it difficult to obtain the artwork and cars we intend to offer on the platform.
There is potentially significant competition for the acquisition of cars from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players, such as collectibles dealers and auction houses, continue to play an increasing role. This competition may impact liquidity, as it is dependent on our acquiring attractive and desirable artwork and cars to ensure that there is an appetite of potential investors. In addition, there are companies that are developing crowd funding models for other alternative asset classes, such as wine, that may decide to enter the art and collectibles market as well.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to build its brand recognition and protect the proprietary nature of its technology. The Company does not yet have any registered trademarks, but it intends to file for trademarks in the future. As it grows, the Company may become more susceptible to competitors that may try to infringe on its trademarks or other intellectual property rights. Some of the Company's proprietary

information may not be able to be trademarked, and there can be no assurance that others will not utilize similar or superior models to compete with the Company. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Risks Related to the Securities

Our valuation and our offering price have been established internally and are difficult to assess. We have set the price of our Series D Convertible Preferred Stock at $5.40 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares, or additional option or other equity grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Holders of our Series D Convertible Preferred Stock will have no right to vote on matter submitted to the stockholders of the Company.
The Shares of Series D Convertible Preferred Stock do not include any right to vote on matters submitted to the vote of the stockholders of the Company. As such, investors will not have any control over the election of directors, or approval of major corporate actions, like the amendments to the Company's certificate of incorporation.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Series D Convertible Preferred Stock is restricted pursuant to the authorizing certificate of designation.
In addition to the restrictions placed upon the sale of securities in an offering under Regulation Crowdfunding, the Certificate of Designation authorizing the Series D Convertible Preferred Stock includes additional restriction which will prevent the transfer of the shares unless the shares have been registered with the Securities and Exchange Commission, or following the delivery of a legal opinion acceptable to the Company that any transfer of shares does not require registration of the shares. As a result, the cost and effort to transfer your shares may make a transfer cost prohibitive. Further, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We may not have enough Common Stock to convert the Series D Convertible Preferred Stock.
Upon a conversion event for the Series D Convertible Preferred Stock, each share of such stock may convert into 10 shares of the Company's Common Stock, so long as there are available shares into which the Series D Convertible Preferred Stock may convert. Currently, the Company has over 60,000,000 shares of Common Stock available for such conversion. However, if we continue to sell shares of our Common Stock in the future without authorizing additional shares, we may not have enough at the time of conversion.

Investors in this Offering may not be eligible to receive shares in exchange for their shares if we are acquired in stock for stock transaction.
Under the Certificate of Designation, if we are acquired or merge with another company, holders of the Series D Convertible Preferred Stock in this offering may not be able to receive shares in the acquiring company if such exchange requires the registration of the acquiring company's securities. If we are not able to convert the shares, investors will be required to sell their securities, which may be at a price the holders do not find to be as advantageous as they may like.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the shares hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team who are engaged through the Company's Managing Member as independent contractors:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers:			
Curtis Hopkins	CEO	March 4, 2024	Time as required
Directors:			
Lachlan DeFrancesco	Director	June 21, 2023	
Paul Glavine	Director	November 15, 2023	
Curtis Hopkins	Director	April 1, 2024	
Significant Employees:			
Lachlan DeFrancesco	Chief of Cars	March 4, 2024	Time as required
Jonathan Held	Head of Finance	May 1, 2024	Time as required
Jason Musante	Chief Marketing Officer	August, 2025	Time as required
Benan Tumkaya	Head of Technology	April 1, 2024	Time as required

Curtis (Curt) Hopkins, Chief Executive Officer and Director
Curt has over 30 years of experience in technology senior management. Previously, he had been involved in seven technology, software, and telecom companies, holding positions including Chief Executive Officer, Chairman, Executive Vice President, and Chief Financial Officer. From 2018 to 2021, he was the Chairman of the board of directors of Sirenum Limited, a business software firm. From 2021 to 2024, Curt Hopkins was the co-founder, Chief Executive Officer and Senior Advisor of Zefiro Methane Corp, an environmental services and climate tech company, and founding member of X Machina Capital Strategies, a private energy investment fund. He is currently a director of Consilium Ventures Limited, and a management consultancy Stewardship Services (UKET) Limited, the trading arm of a charity registered in England and Wales firm. Hopkins has an MSc from the Georgia Institute of Technology. The Company believes that Mr. Hopkins' in-depth experience in the technology industry and as an executive makes him an invaluable member of our Board.

Paul Glavine, Director
Paul combines over 15 years of experience in capital markets senior management and 5 years as director and officers of public companies. From 2015 to 2019, he was chief executive officer for Cybin Inc., a biotech company. From 2019 to present, he has held a number of roles as Cybin Inc., a biotech company listed on NYSE American, including Chief Executive Officer (2019-2020), Chief Growth Officer (2020 to Present) and Director (2019 to Present). Paul has been instrumental in raising over $300 million in 5 years for Cybin, which has also received breakthrough therapy designation by the FDA. Paul is also an executive board member and partner of LongPoint ETFs. The Company believes that Mr. Glavine's significant experience in the capital markets is a great asset to our Board and as the Company becomes a publicly traded company, his knowledge will be a critical asset.

Lachlan DeFrancesco, Director and Chief of Cars
Lachlan DeFrancesco inherits a great heritage from a family with over 8 years of experience in the collectible car market and restorations. Previously he had been involved in a number of ventures within the collector car industry, from acquiring collector cars, and overseeing restoration projects. Lachlan is currently the founder and CEO of GoFaster30 Investments, an investment company specializing in crypto, securities, collector cars, and memorabilia investments. Lachlan's experiences and prior work demonstrate a remarkable skill in the automotive investment sector with his substantial returns on investments validating his abilities. He is currently enrolled at Miami Dade College for a Business Administration degree. The Company believes Mr. DeFrancesco's extensive experience in collectible car market and exotic auto industry makes him an invaluable member of our Board.

Jonathan Held, Head of Finance
Jonathan is a chartered professional accountant and chartered accountant, with CFO level experience with both private and public companies. Jonathan has worked with a number of start-up companies in a variety of sectors including resources, technology, biotech and real estate, both domestic and international. Jonathan has been involved in numerous successful public market transactions including Initial Public Offerings, Reverse Takeovers, M&A and financings. Jonathan holds a Bachelor of Mathematics and Masters of Accounting from the University of Waterloo.

Jason Musante, Chief Marketing Officer
Jason has over two decades of brand agency, marketing strategy, and creative leadership experience across startups and Fortune 500 companies. From 2016 to 2021, he served as Chief Creative Officer at Huge, an innovative multinational branding agency within Interpublic Group (IPG), one of the top three global marketing holding companies, where he led major brand initiatives, helped launch and scale new business units at Google, and developed global marketing campaigns for Vanguard. He has been recognized by The Wall Street Journal, Business Insider, Fortune Magazine, and others for his impact on brand innovation and business transformation. In 2021, he joined Masterworks.com, a fintech platform for investing in blue-chip art, as the Head of Brand, helping to drive growth during a period in which the company scaled to over $1 billion in assets under management. He is the founder of Kerhonkson Group, a brand and performance marketing consultancy focused on helping emerging companies grow through strategy, performance marketing, and AI integration. He holds an MBA from Duke University's Fuqua School of Business. The Company believes that Mr. Musante's deep brand agency and fintech marketing experience makes him a valuable member of the executive team as the Company enters public markets.

Benan Tumkaya, Head of Technology
Benan Tumkaya is an experienced serial entrepreneur with skills in architecting art-tech and fin-tech solutions. He is also a multi-cloud tech architect with expertise in highly scalable, multi-tenant, SaaS, marketplace and E-commerce technology solutions. He served as CTO of an international marketplace called Saatchi Art from July 2008 to July 2011, and helped scale it up to millions of visitors during his time. He is the founder of freelancer.co.uk, which has become the biggest freelancing portal in the UK and served as its founder from January 2005 to July 2008 before it was acquired by an international competitor. He also co-founded a fin-tech company named Shares Dot Com Ltd and served as its co-founder from March 2013 to April 2022, whose brand and intellectual properties were acquired by a larger competitor in 2022. Mr. Tumkaya earned his bachelor's degree in computer engineering from Near East University, Cyprus and his master's degree in business administration from European University of Lefke in Cyprus.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

There are no beneficial owners of the Company's securities that own more than 20% of Company's voting securities as of March 31, 2025.

The following table describes our capital structure as of March 31, 2025:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued (1)	Available
Common Stock	150,000,000	91,271,856	13,062,500	45,665,644
Preferred Stock	1,000,000	2	0	999,998
Series A	1	1	0	0
Series B	1	1	0	0
Series C	1	0	0	1
Series D Convertible	750,000	35,072	0	750,000
Series E Convertible	5,000	0	0	5,000

(1) Includes 9,975,000 restricted share units and performance share units, warrants for the acquisition of 9,975,000 shares, and options representing for the acquisition of 3,087,500 shares as of March 31, 2025.

FINANCIAL DISCUSSION

Financial statements

You should read the following discussion and analysis of the financial statements and financial condition of the Company and results of its operations together with its financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting the Company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Overview

McQueen Labs Inc. was registered in Delaware on June 21, 2023. The Company is yet-to-be-launched global marketplace for the fractionalized ownership in collector cars.

For the period from inception ending March 31, 2024, the Company had not begun generating any revenue. The Company will incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from this Offering and other capital raising activities.

The Company will continue to experience ongoing expenses for development of its technology platform and will not be able to generate revenues until the sales of securities for the fractionalization of the assets sourced by the Company have begun.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year ended March 31, 2025 $	From June 21, 2023 (incorporation) to March 31, 2024 $	Variance $	Variance %
Operating Expenses				
Advertising and marketing	1,913,767	-	1,913,767	-
Research and development	261,844	-	261,844	-
Consulting fees (related party - 2025: $320,450, 2024: $8,500)	2,555,601	352,783	2,202,818	624%
Professional and legal	742,237	285,479	456,758	160%
General and administration	410,726	26,742	383,984	1436%
Lease expense	570,915	-	570,915	-
Depreciation and amortization expense	452,330	-	452,330	-
Total operating expenses	(6,907,420)	(665,004)	(6,242,416)	939%
Other expense (income)				
Other income	(44,724)	-	(44,724)	-
Other expenses	81,940	-	81,940	-
Realized loss on equity securities	351,318	-	351,318	-
Unrealized loss on equity securities	39,128	-	39,128	-
Gain on lease modification	(1,796)	-	(1,796)	-
Net loss and comprehensive loss for the year/period	(7,333,286)	(665,004)	(6,668,282)	1003%

Revenue

Since its inception on June 21, 2023 to the current date, the Company has incurred increasing expenditures as it develops its platform. On December 7, 2024, the Company launched its platform and its first asset, a 1986 Lamborghini Countach 5000QV. As the Company had not formally closed on any offerings prior to March 31, 2025, the Company reported no revenue for the year ended March 31, 2025.

Operating Expenses

For the year ended March 31, 2025, our operating expenses were $6,907,420 as compared to $665,004 for the year ended March 31, 2024. The reason for the increase was primarily related to a significant increase in operations and the launch of MCQ Markets, and the hiring of a significantly larger team. A key area that saw an increase in cost was related to advertising marketing which increased from nil to $1,913,767. The advertising and market costs related to preparation for the launch of MCQ Markets, including but not limited to costs incurred for a launch event, public relations, a Lamborghini giveaway, engagement of a number of social media influencers, search engine marketing, among other aspects.

Our professional fees also increased from $285,479 for the period from inception through March 31, 2024 to $742,237 for the year ended March 31, 2025. As we have worked towards the launch of our MCQ Markets platforms, we have incurred significant legal costs associated with the setup and regulatory filings to qualify our offerings under Regulation A. We also incur a number of costs associated with day to day operations as well as planning for a public listing.

Our consulting fees also increased from $352,783 for the period from inception through March 31, 2024 to $2,555,601 for the year ended March 31, 2025. The reason for the increase was because certain members of the team have been recorded as consulting fees, as well as certain one time costs incurred in the amount of $1,350,000 which was paid to certain advisors through the issuance of common stock.

Other costs such as research and development ($261,844), lease expense ($570,915) and depreciation and amortization ($452,330), were all new costs for the year ended March 31, 2025, compared to nil in each category in the prior year. In the prior year, all research and development costs were capitalized to internally developed intangible assets as our MCQ Markets platform was still under development until it launched in December 2024. We also did not have any leases or assets being depreciated or amortized during the year ended March 31, 2024.

Included in other expenses are both realized and unrealized losses on equity securities for a combined total of $390,446 for the year ended March 31, 2025. These amounts relate to the sale of shares of a publicly traded company, which we received in exchange for common stock.

The loss from operations for year ended March 31, 2025 amounted to $7,333,286, a $6,668,282 increase from $665,004 for the period from inception on June 21, 2023 through March 31, 2024.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2025 and March 31, 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	March 31, 2025 $	March 31, 2024 $	Variance $	Variance % $
Assets				
Current assets:				
Cash	206,997	193,852	13,145	7%
Other receivables	168,776	-	168,776	-
Prepaid expenses and deposits	1,380,292	53,000	1,327,292	2504%
Equity securities	14,782	-	14,782	-
Total current assets	1,770,847	246,852	1,523,995	617%
Prepaid expenses and deposits	84,450	-	84,450	-
Property, plant and equipment, net	201,507	-	201,507	-
Intangible assets, net	205,194	85,000	120,194	141%
Right-of-use assets	2,664,629	-	2,664,629	-
Current and total assets	4,926,627	331,852	4,594,775	1385%
Liabilities, mezzanine equity and stockholders' equity (deficit)				
Current liabilities:				

Accounts payable and accrued liabilities (Related party - 2025: $586,421, 2024: $10,586)	967,047	176,743	790,304	447%
Other payables (Related party - 2025: $Nil, 2024: $110,100)	180,000	314,150	(134,150)	-43%
Current portion of lease liabilities	1,081,520	-	1,081,520	-
Total current liabilities	2,228,567	490,893	1,737,674	354%
Long-term lease liabilities	2,436,106	-	2,436,106	-
Current and total liabilities	4,664,673	490,893	4,173,780	850%
Commitments and contingencies (Note 17)				
Mezzanine equity				
Series D Convertible Preferred stock, $0.00001 par value; 750,000 and Nil shares authorized at March 31, 2025 and 2024, respectively; 35,072 and Nil shares issued and outstanding at March 31, 2025 and 2024, respectively	157,203	-	157,203	-
Total mezzanine equity	157,203	-	157,203	-
Stockholders' equity (deficit)				
Common stock, $0.00001 par value; 150,000,000 and 100,000,000 shares authorized at March 31, 2025 and 2024, respectively; 92,271,856 and 67,092,591 shares issued and outstanding at March 31, 2025 and 2024, respectively	913	671	242	36%
Additional paid-in capital	8,102,128	415,292	7,686,836	1851%
Preferred stock (undesignated), $0.00001 par value; 244,997 and 999,997 share authorized at March 31, 2025 and 2024, respectively; Nil shares issued and outstanding at March 31, 2025 and 2024, respectively	-	-	-	-
Series A Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding at March 31, 2025 and 2024, respectively	-	-	-	-
Series B Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding at March 31, 2025 and 2024, respectively	-	-	-	-
Series C Preferred stock, $0.00001 par value; 1 share authorized; Nil shares issued and outstanding at March 31, 2025 and 2024, respectively	-	-	-	-
Series E Preferred stock, $0.00001 par value; 5,000 and Nil shares authorized at March 31, 2025 and 2024, respectively; no share issued and outstanding at March 31, 2025 and 2024, respectively	-	-	-	-
Common shares subscribed but unissued	-	90,000	(90,000)	-100%
Accumulated deficit	(7,998,290)	(665,004)	(7,333,286)	1103%
Total stockholders' equity (deficit)	104,751	(159,041)	263,792	-166%
Total liabilities, mezzanine equity and stockholders' equity (deficit)	4,926,627	331,852	4,594,775	1385%

Assets

Our total assets increased by $4,594,775 year over year as we continued to ramp up our operations. The two largest assets were related to prepaid expenses and deposits under which the majority related to deposits on a car of $760,000 that we are looking to acquire, and approximately $523,000 of unamortized prepaid amount for shares issued to a consultant of the Company for social media services to be provided over a two-year term. In 2025, we also signed or acquired multiple leases including for our office and show room, as well as for certain vehicles which resulted in an increase in right of use assets of $2,664,629.

Liabilities

Our total liabilities increased by $4,173,780 year over year as a result of continued advances in operations. The largest increase, which also forms the most significant portion of our liabilities relates to lease liabilities, related to the office and showroom as well as certain vehicles. The total lease liabilities as at March 31, 2025, consisting of both current and long-term was $3,517,626. We also had an increase in our accounts payable and accrued liabilities from $176,743 to $967,047 year over year, an increase of $790,304. The key reason for this increase was related to certain amounts paid for by related parties in the amount of $586,421, which largely related to a deposit for an acquisition of a car.

Liquidity and Capital Resources

As of March 31, 2025, the Company's cash on hand was approximately $206,997. The Company's operations to date have been funded via various financings from founders and from investors.

Subsequent to March 31, 2025, the Company entered into Securities Purchase Agreements with a group of investors to raise proceeds through the issuance of senior unsecured convertible debenture (a "Debenture" and collectively, the "Debentures") and Series F Convertible Preferred Stock ("Series F Preferred"). On May 12, 2025, the Company completed the first tranche of this offering, raising gross proceeds of $2,300,000, of which $1,000,000 of the proceeds were settled via the receipt of 11,574,500 common shares of SOL. On June 30, 2025, the Company completed the second tranche of this offering, raising gross proceeds of $1,450,000, of which $500,000 of the proceeds were settled in the form of Dogecoin. Subsequent to June 30, 2025, the Company received an additional $750,000 subscription funds to be closed.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- Series LLC Regulation A offering qualified by the SEC – October, 2024
- Launch of MCQ Markets platform and first sales in the Series LLC Regulation A offering – December, 2024
- Launch of McQueen Garage - May, 2025
- Completion of first Series LLC Regulation A offering associated with an asset – July, 2025
- Contracting for the sale of first car associated with first Series LLC Regulation A offering – July, 2025

Indebtedness

The Company has no indebtedness.

Trends

At the same time, tokenization is unlocking access to a broader set of real-world assets (RWAs). The digitization and fractionalization of physical assets allow for enhanced accessibility, transparency, and tradability. According to Boston Consulting Group, the total market value of tokenized RWAs is expected to reach $16 trillion by 2030, driven by advances in blockchain technology, increasing regulatory support, and growing institutional interest in tokenized products[1].

With the investment from the bridge financing, the Company believes it has put itself in between position to develop and enhance other potential strategic relationships and potentially access to additional assets that may become available for fractionalization by the Company. In addition, we believe the investments in the bridge financing puts the Company in better position to secure additional investment to support its operations.

RELATED PARTY TRANSACTIONS

The Company's related parties include management and all directors. Transactions with related parties are recorded as if the transactions have taken place on an arms length basis and include expenses paid on behalf of the Company, consulting fees and share based compensation.

Total compensation to management and directors for the year ended March 31, 2025, and the period from June 21, 2023 (incorporation) to March 31, 2024, was as follows:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Consulting fees	$ 320,450	$ 8,500
Share-based compensation	765,383	95,697
Total	**$ 1,085,833**	**$ 104,197**

As of March 31, 2025, amounts owing to directors, members of the management team and immediate family members of the management team, which were included within Accounts payables and accrued liabilities on the consolidated balance sheet, amounted to $586,421. The balance mainly represented amounts owing to the various parties for: (i) consulting fees payable of $51,672; and (ii) $534,749 owing to immediate family members of the management team for expenses paid to third-party vendors on behalf of the Company.

As of March 31, 2024, amounts owing to directors and members of the management team of the Company, which were included within Accounts payable and accrued liabilities and other payables on the consolidated balance sheet, amounted to $10,586 and $110,100, respectively. The total balance primarily represented: (i) expense reimbursements of $1,621 owing to the Head of Finance; (ii) consulting fees payable of $8,965; and (iii) $110,100 owing to two directors for expenses paid to third-party vendors on behalf of the Company.

In April and May 2024, the Company issued 440,740 shares at $0.27 per share to entities controlled by two directors of the Company for settlement of $119,000 outstanding payables. No gain or loss resulted from the settlement.

On May 10, 2024, the Company entered into a membership interest purchase agreement with Mushman Collectibles and Investments, LLC ("Mushman"), a Nevada limited liability company controlled by the Company's director, Lachlan DeFrancesco, pursuant to which the Company acquired 100% of the membership interests of Mushman for an aggregate purchase price of $2,400,000, which was settled through the issuance of 8,888,889 shares of the Company's common stock at $0.27 per share., which Go Faster 30 Inc., a company controlled by Lachlan DeFrancesco, received 2,000,000 of the shares of common stock of the Company and other members of Mushman received the rest 6,888,889 shares, among which 2,000,000 shares were received by Go Faster Investments Inc., a company owned and controlled by Devlin DeFrancesco, the brother of Lachlan DeFrancesco; 1,777,778 shares were received by Rockstar Kids Limited of which Lachlan DeFrancesco and Devlin DeFrancesco

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[1] https://www.coindesk.com/markets/2023/10/17/t okenized-rwas-could-grow-to-a-10t-market-by-20 30-as-crypto-converges-to-tradfi-report/

served as directors; 888,890 shares were received by NG Bahamas Limited of which Catherine DeFrancesco, the mother of Lachlan DeFrancesco, served as a director. The valuation was based on an internal valuation model developed between CEO and independent board members factoring in the potential opportunity, which was to continue to build out a company that owns interests in a portfolio of cars. Currently, the key assets of Mushman are leases with an option to purchase the following two cars: 2014 Mercedes SLS AMG Black Series and a 2017 Porsche 911 Targa 4 GTS, which was the 999,999th Porsche ever produced and a 2001 Lamborghini Diablo VT 6.0 GT.

On August 7, 2024, the Company issued 1,100,000 stock options with an exercise price of $0.024 to a former director for the settlement of $183,450 of other payables.

On October 16, 2024, two members of the management team and a former director subscribed for 2,160 Series D Convertible Preferred Stock of the Company.

On November 17, 2023, a director of the Company subscribed for 9,845,000 founder shares of the Company's common stock at $0.00001 per share, which represented more than 10% of the total issued and outstanding common stock of the Company as at March 31, 2025.

RECENT OFFERINGS OF SECURITIES

We have been successful at raising capital via non-brokered private placements to date, as well as via a private offering of our Series D Convertible Preferred Stock under Regulation CF. We believe we can continue to seek out additional capital, however, we are completing this registration statement in order to raise a significant amount of capital to fund go-forward operations. As we sell more assets on the platform, we expect to generate revenue, which shall also help with our liquidity requirements. If we have acquired an asset outright to list on our platform, once the investment process is completed those funds will be returned to the treasury. We will also make commissions of successful investments on our platform. We have closed the following financings:

On March 4, 2024, the Company issued 592,591 shares of common stock at $0.27 per share for gross proceeds of $160,000. The Company incurred share issuance costs of $17,159 related to the completion of the private placement.

During the year ended March 31, 2025, the Company issued 7,589,768 shares of common stock at $0.27 per share for gross proceeds of $2,043,955 through closing of a series of private placements. Of this amount, $90,000 was received during the year ended March 31, 2024. The Company incurred share issuance costs of $5,282 related to the completion of the private placements.

On September 3, 2024, the Company completed a financing for gross proceeds of $1,000,000 in exchange for the issuance of 3,703,704 shares of common stock and 1,851,852 common stock purchase warrants. Each warrant is exercisable to acquiree one share of common stock at a price of $0.54 for a period of 18 months. On a relative fair value basis, the Company recorded $946,916 under capital stock for the value of the common stock and $53,084 under warrant reserve for the value of the warrants issued.

On October 16, 2024, we closed the first tranche of our Regulation CF offering raising gross proceeds of $101,779 via the issuance of 22,059 Series D Convertible Preferred Stock. On February 20, 2025, we closed the second and final tranche of our Regulation CF offering raising additional gross proceeds of $66,566 via the issuance of 13,013 Series D Convertible Preferred Stock.

On January 23, 2025, the Company issued 555,556 shares of common stock at $0.54 per share for gross proceeds of $300,000.

During the year ended March 31, 2025, the Company entered into a subscription agreement with SOL to issue 1,600,000 shares of common stock of the Company at a deemed subscription price of $0.54 per share, for total consideration of $864,000. The consideration was settled by receipt of 3,125,000 common shares of SOL, valued at C$0.40 per share for a total deemed value of C$1,250,000 (equivalent to approximately $864,000). In accordance with ASC 845 and ASC 505, the Company recorded the investment at the fair market value of the SOL shares received on the date of closing, which was $676,407. The difference between the deemed value and the fair value at the time of receipt was recognized as an adjustment through equity.

Based on our current plans, we believe our existing cash, revenue together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements for the next 12-18 months.

On May 9, 2025, McQueen entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors (each, a "Purchaser"), providing for a private placement offering (the "Private Placement") of Senior Unsecured Convertible Debentures (the "Debentures") and Series F Convertible Preferred Stock, par value $0.00001 per share (the "Series F Preferred Stock," collectively with the Debentures, the "Private Placement Securities").

On May 12, 2025, the Company completed the first tranche of the Private Placement, raising gross proceeds of $2,300,000, of which $1,000,000 of the proceeds were settled via the receipt of 11,574,500 common shares of Sol Global Investments Corp. On June 30, 2025, the Company completed the second tranche of the Private Placement, raising gross proceeds of $1,450,000, of which $500,000 of the proceeds were settled in the form of Dogecoin.

Each Purchaser is purchasing a Debenture with a principal amount as set forth in the individual Purchaser's subscription agreement, along with shares of Series F Preferred Stock issued to the Purchasers as additional consideration for participating in the Private Placement (the "Bonus Preferred Shares"). Each Series F Preferred Share is convertible into common stock at the holder's election within 36 months following the final closing of the Private Placement, at a conversion price derived from a valuation cap of $54,000,000.

The Debentures mature 12 months from issuance, subject to extension under certain conditions, and bear no interest. The principal amount outstanding under each Debenture automatically converts into shares of common stock of the Company upon the earlier of (i) a Qualified Offering (defined as an initial public offering of the Company's securities with gross proceeds of at least $5,000,000 and a listing on a recognized stock exchange) or (ii) a Qualified Event (defined as either a direct listing on a national securities exchange or a merger with a special purpose acquisition company listed on a national securities exchange). Conversion of the Debentures will occur at a price per share equal to the lower of (i) the valuation price per share derived from the valuation cap of $54,000,000 or (ii) 20% of the five-day volume-weighted average price (VWAP) of the common stock following the Qualified Offering or Qualified Event.

The Company is obligated to file a registration statement covering the resale of the shares issuable upon conversion of the Debentures (the "Conversion Shares") and the Series F Preferred Stock. This registration statement must be filed by the later of 90 days following the final closing date of the Private Placement or 10 business days following the completion of requisite fiscal period audits. The Company must use commercially reasonable efforts to have such registration statement declared effective promptly after filing. If the Company fails to comply with registration obligations, it must make monthly cash payments equal to 1% of the Purchaser's subscription amount, up to a maximum of 10% in aggregate.

Under the terms of the Purchase Agreement, until the earlier of a Qualified Offering or the full conversion of all Bonus Preferred Shares, the Company is prohibited from engaging in any transactions involving variable-rate issuances without the consent of the holders of the Debentures. Furthermore, the Company has agreed to customary negative covenants, including restrictions on creating indebtedness, liens, and dividends.

Joseph Gunnar & Co., LLC (the "Placement Agent") acted as placement agent for the Private Placement. Fees payable to the Placement Agent include a cash commission equal to 9% of gross proceeds from Purchasers introduced by the Placement Agent or 6% from Purchasers introduced by management of the Company, and only 2% of gross proceeds from SOL Global, House of Doge and certain other strategic investors, along with reimbursement of documented legal fees up to $25,000, contingent upon the occurrence of a closing. In addition to cash, the placement agent received as compensation warrants to purchase [*] shares of the Company's common stock, at an exercise price of $[*], which is equal to 100% of the price of the securities paid by the purchasers in the Private Placement. The warrants may not be exercised for six (6) months after the date of issuance and thereafter are exercisable until their expiration three (3) years after. The warrants provide for one demand registration right and unlimited and "piggyback" registration rights and customary anti-dilution provisions. If so registered, the warrants and the underlying securities may not be transferred, assigned or hypothecated for a period of six (6) months following the date of effectiveness or commencement of sales of the public offering. The warrants may be exercised in whole or in part and provide for cashless exercise.

The issuance and sale of the Private Placement Securities were exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.
Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was internally determined by the Company based on available information, including, but not limited to, prior capital raises, technology development, strategic partnerships, and the value it attributes to its team of executive officers, directors, and significant employees and discussions with third parties.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects McQueen Labs' Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 150,000,000 shares of Common Stock, of which as at March 31, 2025, 91,271,856 shares are issued and outstanding. The Company has also authorized 1,000,000 shares of preferred stock, of which, one share has been designated as Series A Preferred Stock, one share has been designated as Series B Preferred Stock, one share has been designated as Series C Preferred Stock, 750,000 have been designated as Series D Convertible Preferred Stock (the "Series Preferred Stock"), 5,000 have been designated at Series E Convertible Preferred Stock and 10,000 have been designated as Series F Convertible Preferred Stock. As of March 31, 2025, one share of Series A Preferred Stock, one share of Series B Preferred Stock, Nil shares of Series C Preferred Stock, 35,072 shares of Series D Convertible Preferred Stock, Nil shares of Series E Convertible Preferred Stock and Nil shares of Series F Convertible Preferred Stock are issued and outstanding. All of the Series D Convertible Preferred Stock will automatically convert into common stock in conjunction with the listing.

No Right to Vote

Unlike Common Stock of the Company, the Series D Convertible Preferred Stock does not have voting rights for matters submitted to the vote of stockholders, except as required by Delaware law in limited circumstances. The Common Stock has 1 vote per share. Additionally, the Series A Preferred Stock and Series B Preferred Stock has the right to appoint directors to the Board of Directors. The Series A Preferred Stock may appoint three directors, and the Series B Preferred Stock may appoint one director.

Conversion Rights

The Series D Convertible Preferred Stock in this Offering may convert into the Common Stock of the Company in certain circumstances, including: (1) following an IPO in which the Company's Common Stock is traded on a national stock exchange, or (2) upon a voluntary or involuntary liquidation of the Company. Upon the occurrence of one of those events, each share of Series D Convertible Preferred Stock will convert into 10 shares of the Company's Common Stock.

Transfer Restrictions

In addition to the transfer restrictions imposed by Regulation Crowdfunding, transfer of the Series D Convertible Preferred Stock is further restricted by the terms of the Certificate of Designation. These shares, and any Common Stock into which they may convert, are only transferable if subject to an effective registration statement with the SEC, following delivery of a legal opinion that the shares may be transferred without requiring registration, or to an affiliate of the investor.

Dividend and Liquidation Rights

The Series D Convertible Preferred Stock does not include any preferences associated with dividends or liquidation of the Company. The holders of Series D Convertible Preferred Stock may only receive dividends if specifically determined by the Board of Directors.

What it Means to be a Minority Holder

As an investor in the Series D Convertible Preferred Stock, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

During the course of, or following this offering, the Company intends to engage an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities. Endeavor Trust Corporation, has been engaged in relation to the Series D Convertible Preferred Stock. The transfer agent and registrar's address is Suite 1150 - 777 Hornby Street, Vancouver, BC, V6Z 1S4.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company is currently current in its reporting requirements under Regulation CF; however the Company filed this Form C-AR late.


SIGNATURES


Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	*McQueen Labs Inc.*
Date: August 28, 2025	*By:* */s/* Curtis Hopkins
	Curtis Hopkins
	Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Curtis Hopkins
Curtis Hopkins
Chief Executive Officer,
principal financial officer, principal accounting officer, and Director
Date: August 28, 2025

Consolidated Financial Statements
McQueen Labs Inc.



For the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024



To the shareholders and the board of directors of McQueen Labs, Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of balance sheets of McQueen Labs, Inc. (the "Company") as of March 31, 2025 and for the period from June 21 2023 (incorporation) to March 31, 2024, and the related statements of operations, changes in stockholders' deficit and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of McQueen Labs, Inc. as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with the accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Reliant CPA PC
Reliant CPA PC

Served as Auditor since 2025
Newport Beach, CA
August 13, 2025

MCQUEEN LABS INC.
CONSOLIDATED STATEMENTS OF BALANCE SHEETS
AS AT
(In US Dollars, except per share data)

	March 31, 2025	March 31, 2024
	$	**$**
Assets		
Current assets:		
Cash	**206,997**	**193,852**
Other receivables	**168,776**	**-**
Prepaid expenses and deposits	**1,380,292**	**53,000**
Equity securities	**14,782**	**-**
Total current assets	**1,770,847**	**246,852**
Prepaid expenses and deposits	**84,450**	**-**
Property, plant and equipment, net	**201,507**	**-**
Intangible assets, net	**205,194**	**85,000**
Right-of-use assets	**2,664,629**	**-**
Current and total assets	**4,926,627**	**331,852**
Liabilities, mezzanine equity and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable and accrued liabilities (Related party - 2025: $586,421, 2024: $10,586)	**967,047**	**176,743**
Other payables (Related party - 2025: $Nil, 2024: $110,100)	**180,000**	**314,150**
Current portion of lease liabilities	**1,081,520**	**-**
Total current liabilities	**2,228,567**	**490,893**
Long-term lease liabilities	**2,436,106**	**-**
Current and total liabilities	**4,664,673**	**490,893**
Commitments and contingencies (Note 17)		
Mezzanine equity		
Series D Convertible Preferred stock, $0.00001 par value; 750,000 and Nil shares authorized at March 31, 2025 and 2024, respectively; 35,072 and Nil shares issued and outstanding at March 31, 2025 and 2024, respectively	**157,203**	**-**
Total mezzanine equity	**157,203**	**-**
Stockholders' equity (deficit)		
Common stock, $0.00001 par value; 150,000,000 and 100,000,000 shares authorized at March 31, 2025 and 2024, respectively; 92,271,856 and 67,092,591 shares issued and outstanding at March 31, 2025 and 2024, respectively	**913**	**671**
Additional paid-in capital	**8,102,128**	**415,292**
Preferred stock (undesignated), $0.00001 par value; 244,997 and 999,997 share authorized at March 31, 2025 and 2024, respectively; Nil share issued and outstanding at March 31, 2025 and 2024, respectively	**-**	**-**
Series A Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding at March 31, 2025 and 2024, respectively	**-**	**-**
Series B Preferred stock, $0.00001 par value; 1 share authorized, issued and outstanding at March 31, 2025 and 2024, respectively	**-**	**-**
Series C Preferred stock, $0.00001 par value; 1 share authorized, Nil share issued and outstanding at March 31, 2025 and 2024, respectively	**-**	**-**
Series E Preferred stock, $0.00001 par value; 5,000 and Nil shares authorized at March 31, 2025 and 2024, respectively; no share issued and outstanding at March 31, 2025 and 2024, respectively	**-**	**-**
Common shares subscribed but unissued	**-**	**90,000**
Accumlated deficit	**(7,998,290)**	**(665,004)**
Total stockholders' equity (deficit)	**104,751**	**(159,041)**
Total liabilities, mezzanine equity and stockholders' equity (deficit)	**4,926,627**	**331,852**

See accompanying notes to consolidated financial statements.

MCQUEEN LABS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2025 AND THE PERIOD FROM INCORPORATION TO MARCH 31, 2024
(In US Dollars, except per share data)

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
	$	$
Operating Expenses		
Advertising and marketing	1,913,767	-
Research and development	261,844	-
Consulting fees (related party - 2025: $320,450, 2024: $8,500)	2,555,601	352,783
Professional and legal	742,237	285,479
General and administration	410,726	26,742
Lease expense	570,915	-
Depreciation and amortization expense	452,330	-
Total operating expenses	**(6,907,420)**	**(665,004)**
Other expense (income)		
Other income	(44,724)	-
Other expenses	81,940	-
Realized loss on equity securities	351,318	-
Unrealized loss on equity securities	39,128	-
Gain on lease modification	(1,796)	-
Net loss and comprehensive loss for the year/period	**(7,333,286)**	**(665,004)**
Weighted average common stock outstanding, basic and diluted	**83,772,743**	**31,667,253**
Basis and diluted loss per common share	**(0.09)**	**(0.02)**

See accompanying notes to the consolidated financial statements.

MCQUEEN LABS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED MARCH 31, 2025 AND THE PERIOD FROM INCORPORATION TO MARCH 31, 2024
(In US Dollars, except per share data)

	Common stock		Additional paid-in capital	Common shares subscribed but unissued	Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount				
		$	$	$	$	$
Balance, June 21, 2023 (incorporation)	-	-	-	-	-	-
Issuance of common stock at $0.00001	66,500,000	665	-	-	-	665
Issuance of common stock for cash at $0.27	592,591	6	142,835	-	-	142,841
Shares to be issued	-	-	-	90,000	-	90,000
Share based compensation	-	-	272,457	-	-	272,457
Net loss for the period	-	-	-	-	(665,004)	(665,004)
Balance, March 31, 2024	**67,092,591**	**671**	**415,292**	**90,000**	**(665,004)**	**(159,041)**
Balance, April 1, 2024	67,092,591	671	415,292	90,000	(665,004)	(159,041)
Cancellation of common stock	(8,350,000)	(84)	(809,916)	-	-	(810,000)
Issuance of common stock for cash at $0.27	7,589,768	76	2,043,880	(90,000)	-	1,953,956
Issuance of common stock for cash at $0.54	555,556	6	299,994	-	-	300,000
Issuance of vesting shares	395,171	4	-	-	-	4
Shares issued for asset acquisition - Mushman	8,888,889	89	(385,553)	-	-	(385,464)
Shares issued for Strategic Financing	3,703,704	37	946,879	-	-	946,916
Warrants issued for Strategic Financing	-	-	53,084	-	-	53,084
Shares issued for services received	9,092,593	91	2,994,909	-	-	2,995,000
Shares issued for settlement of other payables	703,584	7	189,961	-	-	189,968
Shares issued in exchange for equity investments	1,600,000	16	676,391	-	-	676,407
Stock options issued for settlement of other payables	-	-	183,450	-	-	183,450
Share based compensation	-	-	1,493,757	-	-	1,493,757
Net loss for the year	-	-	-	-	(7,333,286)	(7,333,286)
Balance, March 31, 2025	**91,271,856**	**913**	**8,102,128**	**-**	**(7,998,290)**	**104,751**

See accompanying notes to the consolidated financial statements.

MCQUEEN LABS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2025 AND THE PERIOD FROM INCORPORATION TO MARCH 31, 2024
(In US Dollars, except per share data)

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
	$	$
Operating Activities		
Loss for the year/period	**(7,333,286)**	**(665,004)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Share based compensation	**1,493,757**	272,457
Finance costs	**315,940**	-
Depreciation and amortization expense	**650,965**	-
Realized loss on equity securities	**351,318**	-
Unrealized loss on equity securities	**39,128**	-
Gain on lease modification	**(1,796)**	-
Changes in non-cash working capital items:		
Prepaid expenses	**(601,742)**	**(53,000)**
Other receivables	**(168,776)**	-
Accounts payable and accrued liabilities	**2,164,077**	176,743
Other payables	**239,268**	-
Cash flows used in operating activities	**(2,851,147)**	**(268,804)**
Investing Activities		
Purchase of property, plant and equipment	**(211,051)**	-
Investment in intangible assets	**(133,717)**	**(85,000)**
Proceeds from sale of equity securities	**269,767**	-
Cash flows used in investing activities	**(75,001)**	**(85,000)**
Financing Activities		
Proceeds from issuance of shares, net of issuance costs	**3,253,960**	143,506
Proceeds from shares to be issued	**-**	90,000
Proceeds from issuance of Series D convertible preferred stocks, net of issuance costs	**157,203**	-
Loans from related parties	**-**	314,150
Lease payments	**(473,282)**	-
Cash flows from financing activities	**2,937,881**	**547,656**
Effect of exchange rate changes	**1,412**	-
Net change in cash for the year/period	**11,733**	**193,852**
Cash beginning of year/period	**193,852**	**-**
Cash end of year/period	**206,997**	**193,852**

Supplemental cash flow information:

	2025	2024
Cash paid for income taxes	-	-
Cash paid for interest	315,940	-

Disclosure of non-cash investing and financing activities:

		2025		2024
Issuance of 1,600,000 shares of common stock valued in exchange for common shares of SOL Global Investments Corp	$	676,407	$	-
Acquisition of Mushman through issuance of 8,888,889 shares of common stock		($385,464)	$	-
Issuance of common stock for services		2,995,000		-
Issuance of common stock for settlement of payables		189,968		-
Issuance of stock options for settlement of payables		183,450		-

See accompanying notes to the consolidated financial statements.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

---

1. **Business overview**

   McQueen Lab Inc. (the "Company" or "McQueen") is a Delaware corporation formed on June 21, 2023. McQueen Labs Inc. specializes in the ownership and operation of businesses and assets within the luxury, collectible market, and the alternative asset investment segments. MCQ Markets is a technology platform and marketplace owned and operated by McQueen that offers fractional and tokenized ownership of high-value assets, with an initial focus on luxury cars. MCQ Markets provides a streamlined and accessible pathway for individuals to invest in luxury assets. The platform is centered on leveraging technology to offer a curated selection of ownership opportunities across different categories starting with limited-production supercars, vintage cars, restored automobiles, and expanding into other asset classes over time. Our mission is to democratize access to high value alternative asset investment opportunities and enable a broad audience to participate in fractional ownership through our global marketplace platform. The Company manages McQueen Labs Series, LLC, (the "Series LLC") a Delaware series limited liabilities company that identifies, acquires, markets, and manages collectible automobiles and other assets.

   The Company manages the process of selling equity interests in the series, representing a portion of the series ownership. For each of those assets, the Company will receive an acquisition fee of approximately 11% of the asset value associated with sourcing the asset and administering the Regulation A offering. In addition to this, the Company will be paid an additional approximately 1.5% per annum in Class A Units of the Series LLC for the maintenance of the assets and administration of the Series LLC. The Company may also charge fees for secondary trading on the platform as well as receive 20% of the profits generated on the eventual sale of the assets. The Company may also charge a fee or commission when the Company is able to complete the sale of assets without requiring facilitation from a third party that usually earns a commission.

   Certain Significant Risks and Business Uncertainties

   The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

   The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company's future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company's control, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2. **Summary of Significant Accounting Policies**

a) Basis of Presentation, Principles of Consolidation and Going Concern

   Basis of Presentation

   The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)
_____

The Company consolidates entities it controls through a majority voting interest or through other means which is deemed to be the primary beneficiary of a variable interest entity in accordance with the guidance in ASC 810, Consolidation.

Principles of Consolidation

The accompanying consolidated financial statements include the consolidated financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries are eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of operations from the effective date of the acquisition or up to the effective date of the disposal, as appropriate.

As of March 31, 2025, the Company's consolidated subsidiaries are as follows:

Subsidiary Name	Jurisdiction of Incorporation	Ownership %	Wholly Owned
Mushman Collectibles and Investments LLC	Nevada, USA	100%	Yes
MQ Solarbeam AMG LLC	Florida, USA	100%	Yes
Diablo 6.0 VT GT – Montana LLC	Montana, USA	100%	Yes
RWA Services Ltd	England and Wales	100%	Yes

Non-Consolidated Variable Interest Entity – McQueen Labs Series LLC
McQueen Labs Series LLC ("Series LLC") is a wholly owned subsidiary formed to facilitate investments in collectible automobiles and artwork through individual series offerings. Although the Company holds 100% of the equity interests in Series LLC and is the Manager and Administrator, Series LLC meets the definition of an investment company under Accounting Standards Codification ("ASC") ASC 946, *Financial Services – Investment Companies*, and is therefore excluded from consolidation under ASC 810-10-15-12(d).

As Manager, the Company holds a non-voting Class X Unit in each series and appoints a majority of the Series Board members. As Administrator, it performs operational functions such as sourcing assets, managing regulatory compliance, and overseeing day-to-day activities in exchange for fees and profit participation. Based on its governance rights, the Company has concluded that it does have the power to direct the activities of Series LLC that most significantly impact its economic performance. However, the Company does not have exposure to benefits or obligations to absorb losses that could potentially be significant, as required under ASC 810-10-25-38A(b). Accordingly, the Company is not the primary beneficiary and does not consolidate Series LLC in these consolidated financial statements.

Going Concern
These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company's ability to continue as a going concern exists.

As of March 31, 2025, the Company had an accumulated deficit of $7,998,290 and a net loss of $7,333,286 for the year. The Company had a net working capital deficit of $457,720 and an unrestricted cash resources balance of $206,997 as of March 31, 2025. The Company has not yet generated significant revenue and continues to rely on external financing to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year of the issuance date of these consolidated financial statements. Management's plans to address this uncertainty include securing additional financing, reducing discretionary spending, and progressing development to generate future revenue. While management believes these plans are achievable, there is no assurance they will be successful. Accordingly,

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

substantial doubt remains about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that may result from this uncertainty.

b) Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The Company based our estimates on historical experience, and other assumptions believed to be reasonable under the circumstances. Assumptions and estimates used in preparing our financial statements include, but are not limited to, those related to going concern assessment, share-based compensation, income taxes, accrued and contingent liabilities. Actual results could differ from these estimates and could have a material adverse effect on our operating results.

c) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar in effect at the balance sheet date. Transactions denominated in foreign currencies are translated into U.S. dollar amounts on the date of those transactions. Adjustments arising from foreign currency transactions are reflected in the consolidated statements of operations.

d) Revenue Recognition

The Company records revenue under ASC 606 – *Revenue from contracts with customers* based on the following five-step model:
- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations; and
- Recognize revenue when (or as) the performance obligations are satisfied.

During the year ended March 31, 2025 and the period from June 21, 2023 (date of incorporation) to March 31, 2024, no revenue was generated.

e) Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2025 and 2024, the Company did not have any cash equivalents.

The Company maintains cash balances at financial institutions with accounts that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of March 31, 2025, the Company's cash balance exceeded FDIC coverage. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

f) Financial Assets and Financial Liabilities

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

rewards of ownership. Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position, when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

g) Leases

The Company accounts for leases in accordance with Topic 842, Leases. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. Leases are classified as either operating or finance lease at the commencement date, based on the terms and conditions of each arrangement.

Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

The Company has elected to apply the short-term lease exemption for leases with an initial term of 12 months or less. These leases are not recorded on the balance sheet. Instead, lease payments are recognized as lease expense on a straight-line basis over the lease term.

ROU assets and corresponding lease liabilities are recognized at the present value of the future lease payments at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, which is estimated as the rate it would pay to borrow on a collateralized basis over a similar terms and payments as the lease.

Operating lease ROU assets also include any prepaid lease payments and lease incentives. Lease liabilities are reduced over the lease term as payments are made, while the ROU assets are amortized.
The amortization of the ROU asset and the accretion of lease liability as rent expense and is included in general and administration expense in the consolidated statements of operations.

For finance leases, the Company recognizes amortization of ROU assets separately from interest expense on the lease liability. Amortization is recognized on a straight-line basis, which interest expense is recognized using the effective interest method.

The Company's lease agreements generally contain lease and non-lease components. The Company has elected not to apply the practical expedient that permits combining lease and non-lease components. As a result, the Company separates lease components from non-lease components (such as common area maintenance and utilities), and only lease components are included in the measurement of ROU assets and lease liabilities. Non-lease components are accounted for separately and are expensed as incurred.

The Company uses the long-lived assets impairment guidance in ASC 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss. "

h) Property, plant and equipment ("PPE")

PPE is carried at cost, less accumulated depreciation, and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

and removing the item and restoring the site on which it is located. Repairs and maintenance costs are charged to the consolidated statements of operations during the period in which they are incurred. Depreciation is recognized on a straight-line basis based on the cost of an item of PPE, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Years
Fixture and furniture	5
Leasehold improvements	Shorter of estimated useful life or lease term

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

An item of PPE is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of operations.

i) Long-lived Assets including Acquired Intangible Assets

Internally developed software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Capitalized costs consist of share-based compensation, salaries, and payroll related costs for employees, and fees paid to third-party consultants who are directly involved in development efforts. Capitalized costs are amortized over the estimated useful life of five years on a straight-line basis. Software development costs are expensed as they are incurred during the preliminary project stage. Intangible assets with finite lives are generally amortized using the straight-line method over their estimated economic useful lives, which the Company has determined to be five years.

j) Digital Assets

The Company will account for its digital assets, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company's digital assets will initially recorded at cost. Digital assets will be measured at fair value as of each reporting period. The Company will determine the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices per Coingecko, a market data aggregator of numerous exchanges as the Company may hold digital assets in multiple locations, that the Company has determined is its principal market for its digital assets (Level 1 inputs). Changes in fair value will be recognized as incurred within operating expenses in the Company's consolidated statements of operations.

k) Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718. The Company recognizes compensation cost for equity classified awards based on the grant-date fair value of the award. The compensation cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the stock-based award.

Stock options are valued using the Black-Scholes option pricing model, while the Company measures the grant-date fair value of restricted stock units ("RSUs") using the Company's share price on the date of grant. Stock-based awards may have performance, market and/or service conditions. For employee stock options and awards with market conditions, the Company uses pricing models. Compensation cost for awards containing performance conditions is recognized if it is probable that the conditions will be achieved. The probability of achievement is assessed on a quarterly basis. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separate vesting portion of the award as if the award is, in-substance, multiple awards and is adjusted for actual forfeitures as they occur.

11

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

l) Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized on the consolidated statements of operations in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

m) Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance with ASC 260 – 10 "*Earnings per Share*", which establishes the requirements for presenting EPS. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There were no potentially dilutive shares of common stock outstanding for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024.

n) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities.

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, other receivables, equity investments, accounts payable and accrued liabilities and other payables do not significantly vary from their fair values.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

o) Recently Adopted Accounting Standards

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. It requires incremental disclosures related to an entity's reportable segments, including (i) significant segment expense categories and amounts for each reportable segment that are provided to the chief operating decision maker ("CODM"), (ii) an aggregate amount and description of other segment items included in each reported measure, (iii) all annual disclosures about a reportable segment's profit or loss and assets required by Topic 280 to be disclosed in interim periods, (iv) the title and position of the individual or the name of the group identified as the CODM and (v) an explanation of how the CODM uses the reported measures of segment profit or loss to assess performance and allocate resources to the segment. The standard improves transparency by providing disaggregated expense information about an entity's reportable segments. The standard does not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. This guidance is effective for annual reporting periods beginning after December 15, 2023, and interim reporting periods beginning after December 15, 2024. The Company adopted this guidance retrospectively, providing the additional disclosures as required. See note 16 for more information.

p) Accounting Developments

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU add specific requirements for income tax disclosures to improve transparency and decision usefulness. The guidance in ASU 2023-09 requires that public business entities disclose specific categories in the income tax rate reconciliation and provide additional qualitative information for reconciling items that meet a quantitative threshold. In addition, the amendments in ASU 2023-09 require that all entities disclose the amount of income taxes paid disaggregated by federal, state, and foreign taxes and disaggregated by individual jurisdictions. The ASU also includes other disclosure amendments related to the disaggregation of income tax expense between federal, state and foreign taxes. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis and retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Entities will be required to provide disaggregated disclosures for certain income statement expense line items. This amendment is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and shall be applied retrospectively for periods presented in the financial statements. The Company is currently evaluating the impact that this new guidance may have on its financial statement disclosures.

3. **Prepaid Expenses and Deposits**

Prepaid expenses and deposits consist of the following as of March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Prepaid rent	$ 44,096	$ -
Prepaid insurance	14,736	-
Deposits with vendors (1)	800,354	-
Legal retainers	43,000	3,000
Other prepaid expenses (2)	562,556	50,000
Total	**$ 1,464,742**	**$ 53,000**

(1) Includes $760,000 advanced towards the purchase of a collectible automobile.
(2) Includes approximately $523,000 of unamortized prepaid amount for shares issued to a consultant of the Company for social media services to be provided over a two year term.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

4. **Equity Securities**

On February 6, 2025, the Company issued 1,600,000 shares of its common stock to SOL Global Investments Corp. ("SOL") pursuant to a subscription agreement. As consideration, the Company received 3,125,000 common shares of SOL, a publicly traded company listed on the Canadian Securities Exchange. The transaction was accounted for as a non-cash equity issuance at fair value, in accordance with ASC 845 – *Nonmonetary Transactions* and ASC 505 - *Equity*.

The Company recognized the equity investment at the fair value of the SOL shares received on the date of the transaction at C$0.31 per share, resulting in an initial investment recorded at C$968,750 (equivalent to $676,407).

During the year ended March 31, 2025, the Company sold 2,875,000 SOL shares for total proceeds of US$269,767, resulting in a realized loss of $351,318.

As of March 31, 2025, the fair market value of SOL shares was C$0.09 per share. The Company recognized an unrealized loss of $39,128 on the remaining 250,000 SOL shares as of March 31, 2025 on the consolidated statements of operations.

Fair value measurement

As of March 31, 2025 and 2024, all of the Company's equity investments are classified as Level 1 assets, valued using quoted prices in active markets. The Company held no Level 2 or Level 3 investments during the reporting periods, and there were no transfers between levels.

5. **Property and Equipment**

	March 31, 2025		March 31, 2024	
Furniture and fixtures	$	21,412	$	-
Leasehold improvements		189,639		
Property and equipment, at cost	$	211,051	$	-
Accumulated depreciation		(9,544)		-
Property and equipment, net	$	201,507	$	-

Depreciation related to property and equipment was $9,544 for the year ended March 31, 2025 (period from June 21, 2023 (incorporation) to March 31, 2024: $Nil).

6. **Intangible Assets**

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
As at March 31, 2025						
Finite-lived intangible assets:						
Technology-related	$	218,717	$	(13,523)	$	205,194
Total finite-lived intangible assets		218,717		(13,523)		205,194
Total intangible assets	$	218,717	$	(13,523)	$	205,194

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

As at March 31, 2024
 Finite-lived intangible assets:

Technology-related	$ 85,000	$ -	$ 85,000
Total finite-lived intangible assets	85,000	-	85,000
Total intangible assets	$ 85,000	$ -	$ 85,000

The intangible assets consists of costs incurred prior to launch of the MCQ Markets platform which was internally generated. Amortization related to intangible assets was $13,523 for the year ended March 31, 2025 (period from June 21, 2023 (incorporation) to March 31, 2024: $Nil). No amortization related to intangible assets was charged for the period from June 21, 2023 (Incorporation) to March 31, 2024 as the intangible assets were still in the application development stage.

Estimated amortization expense for finite-lived intangible assets for each of the five succeeding years is as follows:

Year	Amount
2026	$ 43,744
2027	43,744
2028	43,744
2029	43,744
2030	30,218

7. **Leases**

The components of lease costs for operating leases for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024 was as follows:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Operating lease expense	$ 432,635	$ -
Short-term lease expense	126,474	-
Variable lease expense	11,806	-
Total	$ 570,915	$ -

The following table details amounts related to operating and finance leases recorded within the Company's consolidated balance sheet:

March 31, 2025	Operating	Finance	Total
ROU asset, net	$ 2,664,146	$ 483	$ 2,664,629
Current lease liabilities	$ 436,681	$ 644,839	$ 1,081,520
Long-term lease liabilities	$ 2,389,928	$ 46,178	$ 2,436,106

As the rate implicit in each lease is not readily determinable, the Company uses an incremental borrowing rate to calculate the lease liability that represents an estimate of the interest rate the Company would incur to borrow over the term of the lease.

The following table summarizes the weighted average remaining lease term and discount rate used for leases as of March 31, 2025, and 2024:

	March 31, 2025	March 31, 2024
Weighted-average remaining lease term - operating leases	8.38	N/A

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Weighted-average remaining lease term - finance leases	0.86	N/A
Weighted-average discount rate - operating leases	13.0%	N/A
Weighted-average discount rate - finance leases	13.5%	N/A

Future undiscounted lease payments for the Company's lease liabilities are as follows as of March 31, 2025:

2026	$	1,199,943
2027		577,310
2028		539,075
2029		555,247
2030		571,904
Thereafter		2,083,995
Total future lease payments	$	5,527,474
Less: imputed interest		(2,009,848)
Present value of lease liabilities	$	3,517,626

* Total future lease payments include option periods that are reasonably certain of being exercised.

Lease term reassessment

As of March 31, 2025, the Company reassessed the lease term for one of its finance leases originally expiring in May 2025. At lease commencement, the Company included a purchase option in the lease liability and ROU asset, based on the expectation it would be exercised. As of March 31, 2025, management concluded it was no longer reasonably certain that the purchase option would be exercised, and remeasured the lease to exclude it.

Although the renewal agreement was not executed until May 2025, management determined that it was reasonably certain as of March 31, 2025, that the lease would be renewed for an additional year. Accordingly, the lease liability and ROU asset were remeasured to reflect the revised lease term through May 2026, in accordance with ASC 842.

8. **Stock-Based Compensation**

The components of stock-based compensation expense are as follows:

		Year ended March 31, 2025		From June 21, 2023 (incorporation) to March 31, 2024
Stock-based compensation:				
Stock options	$	241,325	$	1,365
Warrants		63,201		24,772
PSUs		90,000		6,774
RSUs		713,387		-
Vesting shares		385,844		239,546
Total stock-based compensation	$	1,493,757	$	272,457

Stock Options

Stock option activities and ending balances for year ended March 31, 2025, and the period from June 21, 2023 (incorporation) to March 31, 2024, are summarized below:

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Outstanding at	Number of options #	Weighted average exercise price ($)	Weighted average life (years)
June 21, 2023 (date of incorporation)	-	-	-
Granted	75,000	0.27	3.00
March 31, 2024	**75,000**	**0.27**	**2.88**
Granted	3,087,500	0.21	3.19
Forfeited	(75,000)	0.27	-
March 31, 2025	**3,087,500**	**0.21**	**2.72**
Exercisable as at March 31, 2025	2,300,000	0.15	2.53

The table below summarizes the number of stock options outstanding as of March 31, 2025:

Exercise price ($)	Number of options outstanding #	Number of options exercisable #	Weighted average remaining life (years)
0.024	1,100,000	1,100,000	1.35
0.270	1,687,500	1,200,000	3.61
0.540	300,000	-	2.95

The table below summarizes the number of stock options outstanding as of March 31, 2024:

Exercise price ($)	Number of options outstanding #	Number of options exercisable #	Weighted average remaining life (years)
0.27	75,000	-	2.88

During the year ended March 31, 2025, the Company granted 1,987,500 stock options to several consultants and a board member of the Company, with exercise prices ranging from $0.27 to $0.54 and vesting periods ranging from immediate to 3 years. The estimated aggregate grant-date fair value of the options was $250,620. The Company also granted 1,100,000 stock options with an exercise price of $0.024 and immediate vesting to a former director of the Company to settle a payable owing of $183,450. The estimated grant-date fair value of the options was $272,646 and difference between the payable settlement amount and the fair value determined was recognized in share-based compensation expense.

During the year ended March 31, 2025, $1,365 previously recognized share-based compensation expense was reversed due to forfeiture.

During the period from June 21, 2023 (date of incorporation) to March 31, 2024, the Company granted stock options to a consultant of the Company to purchase 75,000 shares of the Company's common stock. These options shall vest in two tranches of 50% and 50% in February 2025 and 2026, respectively and shall expire in February 2027. The options have an exercise price of $0.27 and an estimated grant-date fair value of the options of $12,924.

At March 31, 2025, total unrecognized stock-based compensation expense related to unvested stock options was $95,514 (March 31, 2024: $11,559). The unrecognized compensation cost is expected to be recognized

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

over the remaining weighted average period of 1.43 years (March 31, 2024: 1.38 years).

The fair value of the Company's stock options was estimated using the Black-Scholes option pricing model using the following assumptions:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Stock price	$0.27 to $0.54	$0.27
Volatility	58% to 79%	100%
Risk-free interest rate	3.63% to 4.87%	4.36%
Expected life (years)	2 to 5 years	3 years
Dividend yield	Nil	Nil
Forfeiture rate	Nil	Nil

Warrants

Warrants activities and ending balances for year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024 are summarized below:

	Number of warrants #	Weighted average exercise price ($)	Weighted average life (years)
Outstanding at			
June 31, 2023 (date of incorporation)	-	-	-
Granted	1,500,000	0.27	5.00
March 31, 2024	**1,500,000**	**0.27**	**4.89**
Granted	6,000,000	0.27	4.00
Forfeited	(3,750,000)	0.27	-
March 31, 2025	**3,750,000**	**0.27**	**2.64**
Exercisable as at March 31, 2025	250,000	0.27	3.93

The table below summarizes the number of warrants outstanding as of March 31, 2025:

Exercise price ($)	Number of warrants outstanding #	Number of warrants exercisable #	Weighted average remaining life (years)
0.27	3,750,000	250,000	2.64

The table below summarizes the number of warrants outstanding as of March 31, 2024

Exercise price ($)	Number of warrants outstanding #	Number of warrants exercisable #	Weighted average remaining life (years)
0.27	1,500,000	-	4.89

18

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

During the year ended March 31, 2025, the Company granted 6,000,000 warrants to several advisors of the Company, with an exercise price of $0.27 and vesting upon the achievement of certain marketing milestones. The warrants have an estimated grant-date fair value of $711,190. A total of 3,750,000 warrants were forfeited during the year.

During the year ended March 31, 2025, $14,399 previously recognized share-based compensation expense was reversed due to forfeiture.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted warrants to officers of the Company to purchase an aggregate of 1,500,000 common stock of the Company. These warrants shall vest annually in installments equal to one third of the total number of warrants over the first three years of services and shall expire in 5 years. The warrants have an exercise price of $0.27 and an estimated grant-date fair value of the options was $288,200.

At March 31, 2025, total unrecognized stock-based compensation expense related to unvested warrants was $757,645 (March 31, 2024: $282,672). The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 2.19 years (March 31, 2024: 1.89 years).

The fair value of the Company's warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Stock price	$ 0.27	$ 0.27
Volatility	58% to 66%	79% to 100%
Risk-free interest rate	4.20% to 4.41%	3.60% to 4.20%
Expected life (years)	2 to 4 years	5 years
Dividend yield	Nil	Nil
Forfeiture rate	Nil	Nil

Performance Share Units ("PSUs")

PSUs activities and ending balances for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024 are summarized below:

Outstanding at	Number of PSUs #	Weighted average granted date fair value ($)
June 2, 2023 (date of incorporation)	-	-
Granted	2,500,000	0.27
March 31, 2024	**2,500,000**	**0.27**
Granted	-	-
March 31, 2025	**2,500,000**	**0.27**

Performance-based PSUs

No performance-based PSUs were granted during the year ended March 31, 2025.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted 1,666,666 performance-based PSUs to an officer of the Company under which vesting is conditioned upon

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

the achievement of certain financing and market condition milestones. The Company values performance-based PSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of performance-based PSU granted to employees during the period ended March 31, 2024 was $450,000.

As of March 31, 2025 and 2024, none of the performance-based PSUs had vested due to non-achievement of milestone targets.

As of March 31, 2025, total unrecognized stock-based compensation expense related to unvested performance-based PSUs was $450,000 (March 31, 2024: $450,000).
Time-based PSUs

No time-based PSUs were granted during the year ended March 31, 2025.

During the period from June 2, 2023 (date of incorporation) to March 31, 2024, the Company granted 833,334 time-based PSUs to an officer of the Company which shall vest in 30 months from the grant date. The awards are forfeited if the grantee resigns before the vesting date. The Company values time-based PSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of time-based PSU granted to employees during the period ended March 31, 2024 was $225,000.

As of March 31, 2025, total unrecognized stock-based compensation expense related to unvested time-based PSU was $128,226 (March 31, 2024: $218,226). The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 1.43 years (March 31, 2024: 2.43 years).

Restricted Share Units ("RSUs")

Performance-based RSU

RSUs activities and ending balances for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024 are summarized below:

Outstanding at	Number of RSUs **#**	Weighted average granted date fair value **($)**
June 2, 2023 (date of incorporation)	-	-
Granted	1,500,000	0.27
March 31, 2024	**1,500,000**	**0.27**
Granted	725,000	0.38
Forfeited	(750,000)	0.27
March 31, 2025	**1,475,000**	**0.32**

During the year ended March 31, 2025 and the period from June 21, 2023 (date of incorporation) to March 31, 2024, the Company granted RSUs to consultants and officers of the Company under which vesting is conditioned upon the achievement of certain asset milestones by specific milestone dates. As of March 31, 2025 and 2024, none of the performance-based RSUs had vested due to non-achievement of milestone targets.

The Company values performance-based RSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of performance-based RSU granted to employees during year ended March 31, 2025 was $276,750 (period from June 21, 2023 (incorporation) to March 31, 2024: $405,000).

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

As of March 31, 2025, total unrecognized stock-based compensation expense related to unvested RSUs was $681,750 (March 31, 2024: $405,000).

Time-based RSUs

During the year ended March 31, 2025, the Company granted 3,346,480 time-based RSUs with vesting dates ranging from immediate to two years. The Company values time-based RSUs at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of time-based RSU granted to employees during the year ended March 31, 2025 was $930,550.
No time-based RSUs were granted during the period from June 21, 2023 (incorporation) to March 31, 2024.

As of March 31, 2025, total unrecognized stock-based compensation expense related to unvested time-based RSU was $217,163 (March 31, 2024: $Nil). The unrecognized compensation cost is expected to be recognized over the remaining weighted average period of 0.41 years (March 31, 2024: N/A). As of March 31, 2025, 1,469,428 time-based RSUs were vested (March 31 2024: Nil).

Vesting Shares

Vesting shares activities and ending balances for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024 are summarized below:

Outstanding at	Number of Vesting Shares #	Weighted average granted date fair value ($)
June 2, 2023 (date of incorporation)	-	-
Granted	4,465,000	0.27
Vested shares issued	-	-
March 31, 2024	**4,465,000**	**0.27**
Vested shares issued	(395,171)	0.27
Forfeited	(1,819,829)	0.27
March 31, 2025	**2,250,000**	**0.27**

The Company values vesting shares at their grant-date fair value as measured by the Company's share price. The total grant-date fair value of vesting shares granted to employees during the period from June 21, 2023 (incorporation) to March 31, 2024 was $1,205,550. The vesting shares granted are subject to graded vesting over two years. Compensation expense is recognized over the vesting term of each separately vesting portion. No vesting shares were granted during year ended March 31, 2025.

As of March 31, 2025, there was $88,803 (March 31, 2024: $966,004) of total unrecognized vesting shares compensation expense related to nonvested vesting shares, which is expected to be recognized over a weighted average period of 0.58 years (March 31, 2024: 1.03 years). As of March 31, 2025, there were 1,125,000 vesting shares vested but not yet delivered as the Company's common stock (March 31, 2024: 26,875).

9. **Loss Per Share**

The following table sets forth the computation of basic and diluted loss per share for the year ended March 31, 2025 and the period from June 21, 2023 (incorporation) to March 31, 2024:

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Basic and diluted loss per share		
Loss attributable to common stockholders	$ (7,333,286)	$ (665,004)
Based weighted average shares outstanding	83,772,743	31,667,253
	$ (0.09)	$ (0.02)

For periods when the Company records a loss, the Company calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. The effect of options, warrants, PSUs, RSUs, and vesting shares was anti-dilutive.

10. **Asset Acquisition**

On May 10, 2024, the Company completed the purchase of 100% of the membership interests in Mushman, a Nevada limited liability Company. The acquired entity does not meet the definition of a business under ACS 805 and therefore the transaction has been accounted for as an asset acquisition in accordance with ASC 805-50. Pursuant to the purchase agreement, the aggregate purchase price was $2,400,000 to be settled in the form of 8,888,889 shares of the Company's common stock, valued at $0.27 per share.

Common control assessment
The Company determined that its acquisition of Mushman qualifies as a common-control transaction under ASC 805-50. Although there is no direct majority ownership of voting equity between the Company and Mushman, common control exists through governance rights held by a Series A Preferred Stockholder who has the contractual authority to appoint a majority of the Company's Board of Directors. In addition, the same preferred stockholder and their immediate family members collectively held a majority ownership interest in Mushman at the time of the transaction. As this control structure existed both before and after the acquisition, the Company concluded that the entities were under common control.

Accordingly, the Company accounted for the acquisition using the predecessor method. The acquired assets and liabilities were recorded at their historical carrying amounts, and no goodwill was recognized. The fair value of the equity consideration issued was not used in measuring the assets acquired or liabilities assumed. Based on the predecessor method, the transaction resulted in net liabilities assumed of $385,464 by the Company and this amount was debited to additional paid-in capital in the consolidated statements of changes in stockholders' deficit.

Allocation of consideration
In connection with the acquisition, the Company assumed certain lease liabilities and other obligations. The total consideration allocated to the assets and liabilities acquired was as follows:

	Amount
ROU assets	$ 432,512
Lease liabilities assumed	(816,749)
Accounts payable assumed	(1,227)
Total consideration allocated	**$ (385,464)**

The ROU assets and lease liabilities were recognized in accordance with ASC 842, reflecting the present value of remaining lease payments as of the acquisition date. The excess of assumed liabilities over the identifiable assets represents a net liability position recorded as part of the purchase price allocation with a corresponding debit to equity for the shares being issued.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

11. Related Party Transactions

The Company's related parties include management and all directors. Transactions with related parties are recorded as if the transactions have taken place on an arms length basis and include expenses paid on behalf of the Company, consulting fees and share based compensation.

Total compensation to management and directors for the year ended March 31, 2025, and the period from June 21, 2023 (incorporation) to March 31, 2024, was as follows:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Consulting fees	$ 320,450	$ 8,500
Share-based compensation	765,383	95,697
Total	**$ 1,085,833**	**$ 104,197**

As of March 31, 2025, amounts owing to directors, members of the management team and immediate family members of the management team, which were included within Accounts payables and accrued liabilities on the consolidated balance sheet, amounted to $586,421. The balance mainly represented amounts owing to the various parties for: (i) consulting fees payable of $51,672; and (ii) $534,749 owing to immediate family members of the management team for expenses paid to third-party vendors on behalf of the Company.

As of March 31, 2024, amounts owing to directors and members of the management team of the Company, which were included within Accounts payable and accrued liabilities and other payables on the consolidated balance sheet, amounted to $10,586 and $110,100, respectively. The total balance primarily represented: (i) expense reimbursements of $1,621 owing to the Head of Finance; (ii) consulting fees payable of $8,965; and (iii) $110,100 owing to two directors for expenses paid to third-party vendors on behalf of the Company.

In April and May 2024, the Company issued 440,740 shares at $0.27 per share to entities controlled by two directors of the Company for settlement of $119,000 outstanding payables. No gain or loss resulted from the settlement.

On May 10, 2024, the Company entered into a membership interest purchase agreement with Mushman Collectibles and Investments, LLC ("Mushman"), a Nevada limited liability company controlled by the Company's director, Lachlan DeFrancesco, pursuant to which the Company acquired 100% of the membership interests of Mushman for an aggregate purchase price of $2,400,000, which was settled through the issuance of 8,888,889 shares of the Company's common stock at $0.27 per share., which Go Faster 30 Inc., a company controlled by Lachlan DeFrancesco, received 2,000,000 of the shares of common stock of the Company and other members of Mushman received the rest 6,888,889 shares, among which 2,000,000 shares were received by Go Faster Investments Inc., a company owned and controlled by Devlin DeFrancesco, the brother of Lachlan DeFrancesco; 1,777,778 shares were received by Rockstar Kids Limited of which Lachlan DeFrancesco and Devlin DeFrancesco served as directors; 888,890 shares were received by NG Bahamas Limited of which Catherine DeFrancesco, the mother of Lachlan DeFrancesco, served as a director. The valuation was based on an internal valuation model developed between CEO and independent board members factoring in the potential opportunity, which was to continue to build out a company that owns interests in a portfolio of cars. Currently, the key assets of Mushman are leases with an option to purchase the following two cars: 2014 Mercedes SLS AMG Black Series and a 2017 Porsche 911 Targa 4 GTS, which was the 999,999th Porsche ever produced and a 2001 Lamborghini Diablo VT 6.0 GT.

On August 7, 2024, the Company issued 1,100,000 stock options with an exercise price of $0.024 to a former director for the settlement of $183,450 of other payables.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

On October 16, 2024, two members of the management team and a former director subscribed for 2,160 Series D Convertible Preferred Stock of the Company.

On November 17, 2023, a director of the Company subscribed for 9,845,000 founder shares of the Company's common stock at $0.00001 per share, which represented more than 10% of the total issued and outstanding common stock of the Company as at March 31, 2025.

12. Series D Convertible Preferred Stock (Mezzanine Equity)

On September 16, 2024, the Company launched an offering of up to $750,000 of shares of Series D Convertible Preferred Stock under Regulation CF, at $5.40 per share (the "Offering"). Each share is convertible into the common stock of the Company in certain circumstances, including: (i) following an IPO in which the Company's common stock is traded on a national stock exchange, or (ii) upon voluntary or involuntary liquidation of the Company. Upon the occurrence of one of those events, each share of Series D Convertible Preferred Stock will be converted into 10 shares of the Company's common stock.

On October 16, 2024, the Company closed a tranche of the Offering by issuing 22,059 shares of Series D Convertible Preferred Stock, of which 3,211 shares were bonus shares, for gross proceeds of $101,779. Issuance costs incurred for this closing were $6,665.

On February 20, 2025, the Company closed a second tranche of the Offering by issuing 13,013 shares of Series D Convertible Preferred Stock, of which 686 shares were bonus shares, for gross proceeds of $66,566. Issuance costs incurred for this closing were $4,477.

The Series D Convertible Preferred Stock is classified as mezzanine equity, outside of stockholders' equity (deficit), in accordance with the guidance in ASC 480-10-S99. These securities are redeemable upon the occurrence of certain events not solely within the Company's control, including a deemed liquidity event such as initial public offering or change in control. Accordingly, the Company classified the Series D Convertible Preferred Stock as mezzanine equity between liabilities and stockholders' equity (deficit) on the consolidated balance sheets.

13. Capital Stock

Preferred Stock

Pursuant to the Amended and Restated Certificate of Incorporation, the Company has authorized 1,000,000 shares of preferred stock, par value $0.00001 per share, of which, one share has been designated as Series A Preferred Stock, one share has been designated as Series B Preferred Stock, one share has been designated as Series C Preferred Stock, 750,000 have been designated as Series D Convertible Preferred Stock, 5,000 have been designated as Series E Convertible Preferred Stock and 10,000 have been designated as Series F Convertible Preferred Stock. As of March 31, 2025, one share of Series A Preferred Stock, one share of Series B Preferred Stock, Nil shares of Series C Preferred Stock, 35,072 shares of Series D Convertible Preferred Stock, Nil shares of Series E Convertible Preferred Stock and Nil shares of Series F Convertible Preferred Stock are issued and outstanding. All of the Series D Convertible Preferred Stock will automatically convert into common stock in conjunction with the listing.

Common Stock

Pursuant to the Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 of common stock of the Company with par value of $0.00001 per share. Each common stockholder is entitled to one vote.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

Outstanding at		Shares of common stock #	Amount ($)
June 2, 2023 (date of incorporation)		-	-
Issuance of common stock at $0.00001	(a)	66,500,000	665
Issuance of common stock at $0.27	(b)	592,591	142,841
March 31, 2024		**67,092,591**	**143,506**
Cancellation of common stock	(c)	(8,350,000)	(810,000)
Issuance of common stock at $0.27	(d)	7,589,768	1,953,955
Issuance of vesting shares	(e)	395,171	4
Shares issued for acquisition of Mushman	(f)	8,888,889	(385,464)
Shares issued for Strategic Financing	(g)	3,703,704	946,916
Shares issued for services received	(h)	9,092,593	2,995,000
Shares issued for settlement of other payables	(i)	703,584	189,968
Shares of common stock at $0.54	(j)	555,556	300,000
Share issued in exchange for equity investments	(k)	1,600,000	676,407
March 31, 2025		**91,271,856**	**6,010,292**

(a) On November 17, 2023, the Company issued 66,500,000 founder shares at $0.00001 per share for gross proceeds of $665.

(b) On March 4, 2024, the Company issued 592,591 shares of common stock at $0.27 per share for gross proceeds of $160,000. The Company incurred share issuance costs of $17,159 related to the completion of the private placement.

(c) During the year ended March 31, 2025, the Company cancelled 4,250,000 shares of common stock that had been issued as founders stock at $0.00001 and 3,000,000 shares of common stock that had been issued for services at $0.27 as a result of the termination of an agreement with a contractor.

(d) During the year ended March 31, 2025, the Company issued 7,589,768 shares of common stock at $0.27 per share for gross proceeds of $2,043,955 through closing of a series of private placements. Of this amount, $90,000 was received during the year ended March 31, 2024. The Company incurred share issuance costs of $5,282 related to the completion of the private placements.

(e) On June 26, 2024, the Company issued 395,171 shares of common stock for vesting shares that have been vested and converted into common stock.

(f) On May 10, 2024, the Company entered into an acquisition agreement with Mushman Collectibles and Investments, LLC, an entity controlled by the company's director and his immediate family members. The value of the acquisition is negative $385,464, paid for in 8,888,889 shares of the Company's common stock (Note 10).

(g) On September 3, 2024, the Company completed a strategic financing for gross proceeds of $1,000,000, in exchange for the issuance of 3,703,704 shares of common stock and 1,851,852 common stock purchase warrants. Each warrant is exercisable to acquiree one share of common stock at a price of $0.54 for a period of eighteen months. On a relative fair value basis, the Company recorded $946,916 under capital stock for the value of the common stock and $53,084 under warrant reserve for the value of the warrants issued.

(h) From April to September 2025, the Company issued 7,092,593 shares of common stock at $0.27 per common stock for a fair value of $1,915,000 through closing of various tranches of private placement. In March 2025, the Company issued 2,000,000 common stock at $0.54 per common

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

stock for a fair value of $1,080,000 to several advisors of the Company for advisory services rendered.

(i) During the year ended March 31, 2024, the Company issued 703,584 shares of common stock to settle $189,968 of existing other payables. No gain or loss resulted from the settlement.

(j) On January 23, 2025, the Company issued 555,556 shares of common stock at $0.54 per share for gross proceeds of $300,000.

(k) During the year ended March 31, 2025, the Company entered into a subscription agreement with SOL to issue 1,600,000 shares of common stock of the Company at a deemed subscription price of $0.54 per share, for total consideration of $864,000. The consideration was settled by receipt of 3,125,000 common shares of SOL, valued at C$0.40 per share for a total deemed value of C$1,250,000 (equivalent to approximately $864,000). In accordance with ASC 845 and ASC 505, the Company recorded the investment at the fair market value of the SOL shares received on the date of closing, which was $676,407. The difference between the deemed value and the fair value at the time of receipt was recognized as an adjustment through equity.

14. Common stock purchase warrant

The Company issued 1,851,852 common stock purchase warrants in connection with the completion of the strategic financing of $1,000,000 (Note 13(g)). Each warrant is exercisable to acquiree one share of common stock at a price of $0.54 for a period of 18 months. The estimated fair value on the date of issuance was $56,060 using the Black-Scholes option pricing model with the following assumptions: (i) Expected dividend yield of 0%; (ii) the expected volatility of 75.62%; (iii) risk-free interest rate of 4.12%; (iv) share price of $0.27; and (v) expected term of 1.5 years.

The table below summarizes the number of common stock purchase warrants outstanding as of March 31, 2025:

Exercise price ($)	Number of warrants outstanding #	Number of warrants exercisable #	Weighted average remaining life (years)
0.54	1,851,852	-	0.92

15. Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred income taxes are recognized for temporary differences between the financial reporting basis and the tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of March 31, 2025, the Company has incurred cumulative net operating losses and does not expect to generate taxable income in the near term. Accordingly, a full valuation allowance has been recorded against the Company's deferred tax assets due to the uncertainty of future realization.

The Company's income before income tax expense and current and deferred income taxes are as follows:

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Income (loss) before income tax expense	$ (7,333,286)	$ (665,004)
Current income tax expense	-	-
Deferred income tax expense (recovery)	-	-
Total income tax expense	**$ -**	**$ -**

A summary reconciliation of the effective tax rate is as follows:

	Year ended March 31, 2025	From June 21, 2023 (incorporation) to March 31, 2024
Federal income tax at statutory rate	21.00%	21.00%
U.S. state taxes	4.35%	4.35%
Non-deductible items and others	(1.34%)	(0.05%)
Change in valuation allowance	(24.01%)	(25.30%)
Effective tax rate	**0.00%**	**0.00%**

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of March 31, 2025. The Company's net deferred tax assets primarily consist of net operating loss carryforwards and temporary differences related to share based compensation and depreciation and amortization expenses. As of March 31, 2025, deferred tax assets of $1,929,282 have been fully offset by a valuation allowance.

The Company's net operating loss carry forwards may be subject to annual limitations, which could eliminate, reduce or defer the utilization of the losses because of an ownership change as defined in Section 382 of the Internal Revenue Code U.S. federal tax returns are closed by statute for years through 2014. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

16. Segment information

The Company applies the provisions of ASC 280, *Segment Reporting*. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Executive Officer, which is the chief operating decision maker ("CODM") in making decisions about resource allocation and assessing performance.

As of March 31, 2025, the Company is in the early stages of its operations and is managing its business as a single operating and reportable segment. The Company's CODM reviews consolidated financial information to evaluate performance and allocate resources. Accounting no segment disclosures are presented.

17. Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were not any known commitments or contingencies as of March 31, 2025

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

and March 31, 2024

18. Subsequent events

The Company conducted a review for additional subsequent events and determined that no subsequent events had occurred that would require accrual or additional disclosures.

Transfer of ownership in a subsidiary

On April 10, 2025, the Company transferred 100% of the membership interests of Diablo 6.0 VT GT – Montana LLC to McQueen Labs Series LLC – Series 005 - Diablo 6.0 VT GT, an individual series of the Series LLC for a consideration of $1,015,000.

Bridge Financing and preferred shares issuance

Subsequent to the period end, the Company entered into Securities Purchase Agreements with a group of investors to raise proceeds through the issuance of senior unsecured convertible debenture (a "Debenture" and collectively, the "Debentures") and Series F Convertible Preferred Stock ("Series F Preferred"). On May 12, 2025, the Company completed the first tranche of this offering, raising gross proceeds of $2,300,000, of which $1,000,000 of the proceeds were settled via the receipt of 11,574,500 common shares of SOL. On June 30, 2025, the Company completed the second tranche of this offering, raising gross proceeds of $1,450,000, of which $500,000 of the proceeds were settled in the form of Dogecoin. Subsequent to June 30, 2025, the Company received an additional $750,000 subscription funds to be closed.

Pursuant to the terms of the agreement, the Debentures have a nine-month maturity from the date of issuance subject to extension. Each Debenture is convertible into common shares of the Company at any time at the election of the holder. The full principal amount of the Debentures will automatically convert into common stock of the Company's on the fifth trading day following the completion of either (i) an initial public offering of the Company's securities for gross proceeds of at least $5,000,000 and listing on a recognized stock exchange ("Qualified Offering"), or (ii) a going-public transaction, including a direct listing, reverse takeover, or merger with a special purpose acquisition company (each, a "Qualified Event"). The Debentures are expected to convert at a price per share equal to the lower of (a) a price based on a valuation of $54,000,000 (the "Valuation Cap") and (b) 20% of the volume-weighted average trading price of the Company's share over the five trading days following such a Qualified Offering or Qualified Event. The Company's shares issued upon conversion will carry the same rights and preferences, if any, as those issued in connection with the applicable Qualified Offering or Qualified Event.

In addition to the Debentures, the Company issued 3,750 shares of Series F Preferred, each with a par value of $1,000. If the Debentures are extended beyond the original term, the investors are entitled to receive additional Series F Preferred equal to 15% of the principal amounted for each three months extension. The Series F Preferred will be convertible into the Company's share at the Valuation Cap and may be converted at any time for a period of thirty-six months following the final closing of this offering. The Series F Preferred follows the same automatic conversion mechanics as the Debenture mentioned above.

Formation of New Subsidiaries

On May 13, 2025, the Company formed a wholly owned subsidiary, McQueen Garage Inc., incorporated in Ontario, Canada, to be in the automobile trading activities. As of the date the consolidated financial statements were issued, McQueen Garage Inc. commenced operations and completed the purchase and resale of several vehicles. On June 26, 2025, the Company also formed McQueen Microlending Inc., a wholly owned subsidiary incorporated in Ontario, Canada. As of the date the consolidated financial statements were issued, McQueen Microlending Inc. had not commenced operations.

McQueen Lab Inc.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2025 and the period from June 21, 2023 (Incorporation) to March 31, 2024
(expressed in United States dollars)

_____

Asset Purchase Agreement with Liquid Marketplace Inc.

On June 6, 2025, the Company entered into an Asset Purchase Agreement with Liquid Marketplace Inc., a Canadian corporation (the "Seller"), pursuant to which the Company acquired certain assets used in the Seller's technology platform business, including intellectual property, collectibles, and user accounts (collectively, the "Purchased Assets").

The total purchase price is up to $1,000,556 to be paid in the form of up to 1,852,881 shares of the Company's common stock at $0.54 per share. The issuance of shares is subject to satisfaction of specific performance milestones as outlined in the agreement. These milestones include, among others:

- Initial issuance of 75,000 shares of common stock upon closing.
- Additional issuances contingent upon marketing deliverables, user account signups, successful platform migration, and transition of collectible ownership.
- Share issued as compensation for transition and advisory services pursuant to a separate independent contractor agreement entered into with the Seller.

Under the terms of the agreement, none of the Seller's liabilities were assumed by the Company.
Shares and stock options issuances

On July 1, 2025, the Company issued 25,000 stock options exercisable at $0.54, vesting over eighteen months, to a consultant of the Company. On July 22, 2025, the Company issued 2,000,000 shares of common stock to a consultant.

In July, 2025, the Company executed agreed to terminate a marketing agreement, under which it 750,000 RSU's were cancelled, and 150,000 of the RSU's were converted into shares.